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                                                                  Exhibit 99.A5j

Waiver of Premium Agreement
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What does this agreement provide?

This agreement provides for the waiver of premiums on this policy if the insured becomes totally and permanently disabled. This means that you will not be required to pay any premium that falls due while the insured is totally and permanently disabled. To qualify for this benefit you must give us timely notice of the insured's disability. You must also furnish evidence satisfactory to us that the insured's total disability:

     (1)  commenced while this policy and agreement were in force, and

     (2) commenced after the policy anniversary nearest the insured's age 5 but before the policy anniversary nearest the insured's age 60, and

     (3)  was continuous for six months or more, and

     (4)  did not result directly from any act of war.

What is "total" disability?

Total disability is a disability resulting from an accidental injury or a disease that requires the care of a licensed physician and continuously prevents the insured from engaging in an occupation. During the first 24 months of total disability "occupation" means the insured's regular occupation. After 24 months it means any occupation for which the insured is reasonably fitted by education, training or experience.

Also, the insured's total and irrecoverable loss of:

     (1) the sight of both eyes, or
     (2) the use of both hands, or
     (3) the use of both feet, or
     (4) the use of one hand and one foot, or
     (5) hearing or speech

will be considered total disability even in the insured engages in an occupation.

What is "permanent" disability?

Total disability will be considered permanent only after it has existed continuously for at least six months.

On what basis will premiums be waived or refunded?

We will waive or refund premiums according to the frequency of premium payment that was in effect on this policy on the date the insured's total disability commenced.

86-917 Waiver of Premium Agreement                         Minnesota Mutual Life
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is approved we will waive premiums under this agreement as if your policy were on a plan with premiums payable to the insured's age 100 and no scheduled decrease in the face amount. If your policy is not on this plan, we will automatically increase or decrease your annual premium so that your policy is on this plan. In that event, we will issue a new page 1 which will be subject to the Policy Adjustments provisions of your policy. In addition, we will waive the premium for any additional benefit agreement that is attached to your policy.

What is the insured recovers from the disability?

We will, of course, no longer waive any premiums on this policy due after the insured recovers. In addition, we will, upon your request, restore your policy to the premium level that was in effect before the insured's disability commenced, subject to the Policy Adjustments provisions of your policy.

Are there any limitations?

No premium will be waived or refunded if the insured's total disability results directly from an act of war while the insured is serving in the military, naval or air forces of any country at war, declared or undeclared.

When must we be notified?
We must receive written notice of the insured's total disability at our home office:

  (1) while the insured is living and totally disabled, and

  (2) not later than one year after the termination of this agreement, and

  (3) within one year after the due date of the premium that you request us to waive or refund.

However, the failure to give this notice within the time provided will not invalidate the claim if it is shown that notice was given as soon as reasonably possible.

What is the cost?
The annual premium for this agreement is shown on page 1 of this policy. If this agreement terminates, the total annual premium for this policy will be reduced by the amount shown.

What proof will be required?

You must furnish proof satisfactory to us that the insured is totally and permanently disabled as defined in this agreement before any premiums will be waived or refunded. We will from time to time also require additional proof satisfactory to us that the insured continues to be totally and permanently disabled. We may also require the insured to submit to one or more physical examinations at our expense. However, we will not require a physical examination of the insured more frequently than once a year if the total disability has continued for two years.

What if this policy lapses?
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If this policy lapsed for nonpayment of premium before notice of the insured's total disability is received at our home office, premiums will be waived or refunded only if the notice is received within one year after the due date of the first unpaid premium. Also, the total disability must have commenced prior to the due date of the unpaid premium or during the grace period allowed for the payment of that premium.

When is this agreement incontestable?

This agreement is subject to the incontestability provision in this policy. However, the contestable period for this agreement will be measured from the effective date of this agreement.

Will this agreement increase your policy values or policy dividends?

No, this agreement will not increase the policy values of this policy nor will it increase policy dividends.

When will this agreement terminate?

This agreement will terminate on:

     (1) the date any premium due for this policy remains unpaid at the end of the grace period; or

     (2)  the date this policy is continued as extended term insurance; or

     (3)  the date this policy is surrendered or terminates; or

     (4)  the date we receive your written request to cancel this agreement; or

     (5)  the policy anniversary nearest the insured's 60th birthday.

This agreement is effective as of the original policy date of this policy unless a different effective date is shown here.

/s/ Coleman Bloomfield                  /s/ Robert J. Hasling
President                               Secretary